UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Channell Commercial Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

159186105

(CUSIP Number)

William H. Channell, Jr.

c/o Channell Commercial Corporation

26040 Ynez Road

Temecula, California 92591

(951) 719-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159186105

1.	Names of Reporting Persons William H. Channell, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,708,070

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,708,070

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,708,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Schedule 13D filed with the Securities and Exchange Commission on March 1, 2005 (the “Original 13D”) relating to the shares of Common Stock, par value $.01 per share (“Common Stock”), of Channell Commercial Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined herein have the meanings given to such terms in the Original 13D.   This Amendment No. 1 amends and supplements the Original 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated to read in full as follows:

(a)           The Reporting Person may be deemed to beneficially own an aggregate of 1,708,070 shares of Common Stock, representing approximately 16.1% of the shares of Issuer’s Common Stock, which is based on 9,544,134 shares of Common Stock outstanding as of November 9, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, and which includes 1,096,400 shares of Common Stock underlying stock options exercisable within 60 days of the date hereof.

(b)           Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:	1,708,070
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,708,070
(iv)	Shared power to dispose or to direct the disposition of:	0

The Reporting Person holds options to purchase an aggregate of 1,096,400  shares of Common Stock that are exercisable within 60 days of the date hereof, which are included in the numbers of shares identified above.

(c)           The Reporting Person has not effected any transactions in shares of Common Stock within the 60 days prior to the date of filing of this Amendment No. 1.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Item 6 of the Original 13D is hereby amended and restated to read in full as follows:

The Reporting Person holds options to purchase 150,000 shares of Common Stock, at an exercise price of $4.81 per share, which were granted on November 12, 2004 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person. All of such options are exercisable.

The Reporting Person holds options to purchase 350,000 shares of Common Stock, at an exercise price of $4.15 per share, which were granted on December 11, 2003 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person.  All of such options are exercisable.

The Reporting Person holds options to purchase 596,400 shares of Common Stock, at an exercise price of $4.84 per share, which were granted on September 24, 2003 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person.  All of such options are exercisable.

Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2008
Date
/s/ William H. Channell, Jr.
Signature
William H. Channell, Jr.
Name/Title